

UNITED STATES

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2014

Via E-mail
Jörn Aldag
Chief Executive Officer
uniQure, B.V.
Meibergdreef 61
Amsterdam 1105 BA
The Netherlands

> **Re:** **uniQure, B.V.**
> **Registration Statement on Form F-1**
> **Filed January 2, 2014**
> **File No. 333-193158**

Dear Mr. Aldag:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please refer to prior comment 4. As a reminder, please disclose any equity issuances made up to the date of filing, such as common stock, preferred stock, options, warrants, etc. Provide us an analysis of how you determined the fair value of the common stock and your intended accounting treatment for any subsequent transactions. Disclose the reasons for differences between the fair value used for these equity issuances and your anticipated IPO price.

Business
Licenses, page 121

2. We note your response to prior comment 23. While you are correct that the amounts of your annual license fees are comparatively minimal, such fees are considered by us to be material provisions that should be disclosed. Please amend your registration statement accordingly.

Unaudited Condensed Consolidated Statement of Changes in Equity, page F-4

3. Please explain your basis for recording the €3,005,000 impact of the embedded derivative expiration in "Other Reserves."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Frank Wyman at (202) 551-3660 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters.  Please contact Scot Foley at (202) 551-3383, John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc:    David E. Redlick, Esq.
       Timothy J. Corbett, Esq.
       WilmerHale LLP
       10 Noble Street
       London EC2V 7QJ
       United Kingdom